SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934



                         PETROL OIL AND GAS, INC.
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                             (Name of Issuer)


                      Common Stock, $0.001 par value
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                      (Title of Class of Securities)


                                716528 10 4
                       -----------------------------
                              (CUSIP Number)


                               Paul Branagan
                            6265 Stevenson Way
                          Las Vegas, Nevada 89120
                              (702) 454-3394
        (Name, Address and Telephone Number of Person Authorized to
                   Received Notices and Communications)

                             December 19, 2002
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 716528 10 4                                      Page 2 of 4 Pages
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        1      NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Paul Branagan

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        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

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        3      SEC USE ONLY

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        4      CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

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NUMBER OF                (5)     SOLE VOTING POWER          500,000
SHARES
BENEFICIALLY             (6)     SHARED VOTING POWER        0
OWNED BYEACH REPORTING   (7)     SOLE DISPOSITIVE POWER     1,750,000
PERSON WITH              (8)     SHARED DISPOSITIVE POWER   0

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        9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               500,000 - Common Stock
             1,250,000 - Options to purchase Common Stock

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        10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES* [ ]

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        11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               4% - Common Stock
               10% - Options to purchase Common Stock

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        12     TYPE OF REPORTING PERSON*
               IN (Individual)

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        14     CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO
               WHICH THIS SCHEDULE IS FILED:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

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

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CUSIP No. 716528 10 4                                      Page 3 of 4 Pages
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ITEM 1.

(a)  Name of Issuer:

     Petrol Oil and Gas, Inc.

(b)  Address of Issuer's Principal Executive Offices:

     6265 S. Stevenson Way
     Las Vegas, Nevada 89120

ITEM 2.

(a)  Name of Person Filing:

     Paul Branagan

(b)  Address or Principal Business Office or, if none, Residence:

     6265 S. Stevenson Way
     Las Vegas, Nevada 89120

(c)  Citizenship:

     USA

(d)  Title of Class of Securities:

       500,000 - Common Stock $0.001 par value
     1,250,000 -  Options  to  purchase shares of common stock  ranging  in price from $0.05 to $2.50 per share.

(e)  CUSIP No.:
     NOT APPLICABLE

ITEM 3.

     NOT APPLICABLE

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.   Amount Beneficially Owned:

     500,000 - Common Stock
     1,250,000 - Options to purchase Common Stock

b.   Percent of class

     4% - Common Stock
     10% - Options to purchase Common Stock

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CUSIP No. 716528 10 4                                      Page 4 of 4 Pages
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c.   Number of shares as to which such person has:

i.   Sole power to vote or to direct the vote:                 500,000
ii.  Shared power to vote or to direct the vote:               0
iii. Sole power to dispose or to direct the disposition of:    1,750,000
iv.  Shared power to dispose or to direct the disposition of:  0

          Instruction.-For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM 6.  Ownership of More than 5 Percent on Behalf of Another Person

     NOT APPLICABLE


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     NOT APPLICABLE

ITEM 8.   Identification and Classification of Members of the Group

     NOT APPLICABLE

ITEM 9.   Notice of Dissolution of Group

     NOT APPLICABLE

ITEM 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         January 2, 2003     Signature: By/s/ Paul Branagan

                                   Name/Title:  Paul Branagan